EXHIBIT 99.1
Commission File Number 001-31914
2011 First Quarter Report
This announcement is made by China Life Insurance Company Limited pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The financial data of the Company for the first quarter of 2011 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to shareholders of the Company and shareholders’ equity attributable to shareholders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.
1.	Important Notice
1.1
The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	All of the Directors of the Company attended the Board Meeting.
1.3	The Company’s 2011 first quarter financial report is unaudited.
1.4
Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Ms. Hwei-Chung Shao, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2011 first quarter report are true and complete.

Commission File Number 001-31914
2.	Basic Information of the Company
2.1	Major accounting data and financial indicators
(Currency: RMB)

			Increase /(decrease)
	As at	As at	compared to 31
	31 March 2011	31 December 2010	December 2010
Total assets (million)	1,514,206	1,410,579	7.3%
Shareholders’ equity attributable to shareholders of the Company (million)	213,530	208,710	2.3%
Net assets per share attributable to shareholders of the Company (RMB per share)	7.55	7.38	2.3%

		Increase /(decrease)
	For the three months ended	compared to the same
	31 March 2011	period of 2010
Net cash flows from operating activities (million)	60,762	-22.7%
Net cash flows per share from operating activities (RMB per share)	2.15	-22.7%

			Increase /(decrease)
	For the reporting period	For the same period of	compared to the same
	(from January to	2010 (from January to	period of 2010 (from
	March)	March)	January to March)
Net profit attributable to shareholders of the Company (million)	7,971	10,214	-22.0%
Basic earnings per share(RMB per share)	0.28	0.36	-22.0%
Basic earnings per share after deducting non-recurring items(RMB per share)	0.28	0.36	-22.0%
Diluted earnings per share(RMB per share)	0.28	0.36	-22.0%
Weighted average ROE (%)	3.78	4.77	A decrease of 0.99 percentage points
Weighted average ROE after deducting non-recurring items (%)	3.77	4.77	A decrease of 1.00 percentage points

Note:	Shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company, while net profit refers to net profit attributable to shareholders of the Company.

Commission File Number 001-31914
As at 31 March 2011, investment assets of the Company were RMB1,426,565 million. For the three months ended 31 March 2011, the gross investment yield was 1.11% (or 4.50% if annualized, the simple annualized gross investment yield = (the gross investment yield for the three months ended 31 March 2011/90)×365), the surrender rate was 0.73%, and premiums earned reached RMB122,024 million, with a growth rate of 10.9%.
Deducting Non-recurring Items and Amount
RMB Million

For the three months ended
Non-recurring items	31 March 2011
Gains on disposal of non-current assets	10
Net non-operating income and expenses other than those mentioned above	(5)
Effect of income tax expenses	(1)
Total	4

Note:
As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair-value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914
2.2	Total number of shareholders and the top ten shareholders not subject to selling restrictions as at the end of the reporting period
Unit: Share

The total number of shareholders as at the end of the reporting period	Number of A shareholders: 280,947
Number of H shareholders: 36,400
Particulars of the top ten shareholders of listed shares not subject to selling restrictions

	Number of listed shares
	not subject to selling
	restrictions held as at
	the end of the reporting
Name of shareholders (Full name)	period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC Nominees Limited	7,257,488,884	H shares
State Development & Investment Corporation	49,800,000	A shares
China National Investment & Guaranty Co., Ltd	29,250,000	A shares
China Pacific Life Insurance Co., Ltd.-Tradition-Ordinary Insurance Products	20,332,882	A shares
China National Nuclear Corporation	20,000,000	A shares
Guotai Jun’an-China Construction Bank-The Hong Kong and Shanghai Banking Corporation Limited	19,850,165	A shares
IFC-Standard Chartered- GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	19,636,445	A shares
China International Television Corporation	18,452,300	A shares
National Social Security Fund —Portfolio 102	18,050,373	A shares
3.	Significant Events
3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company
☑ Applicable ☐ Not applicable
(1) Changes in key financial indicators and their reasons
RMB million

Key Financial	As at	As at	Increase/
Indicators	31 March 2011	31 December 2010	(decrease)	Main reasons
Total assets	1,514,206	1,410,579	7.3%	Accumulation of insurance business assets
Total liabilities	1,298,870	1,200,104	8.2%	Increase in insurance reserves
Shareholders’ equity attributable to shareholders of the Company	213,530	208,710	2.3%	Steady increase in business volume

Commission File Number 001-31914
RMB million

	For the three	For the three
Key Financial	months ended	months ended	Increase/
Indicators	31 March 2011	31 March 2010	(decrease)	Main reasons
Operating profit	9,505	12,374	-23.2%	Decrease in investment income
Net profit attributable to shareholders of the Company	7,971	10,214	-22.0%	Decrease in investment income
(2) Material changes in major accounting items and their reasons
RMB million

	As at	As at
Key Financial	31 March	31 December	Increase/
Indicators	2011	2010	(decrease)	Main reasons
Cash Fund	82,566	47,839	72.6%	Investment assets allocation and liquidity management demand
Held-for-trading financial assets	16,465	9,693	69.9%	Increase in volume of held-for-trading debt securities
Premiums receivables	12,050	7,274	65.7%	Accumulation of renewal premiums
Other receivables	9,592	3,154	204.1%	Increase in deposit receivable for investment
Financial assets sold under agreements to repurchase	44,260	23,065	91.9%	Liquidity management demand
Claims payable	11,439	8,275	38.2%	Increase in payable maturity benefits
RMB million

	For the three	For the three
Key Financial	months ended	months ended	Increase/
Indicators	31 March 2011	31 March 2010	(decrease)	Main reasons
Surrenders	8,177	6,090	34.3%	Increase in accumulative business volume
Claims expense	28,038	14,921	87.9%	Increase in maturity benefits
Policyholder dividends	3,293	4,065	-19.0%	Decrease in investment yield for participating products
Impairment losses	1,565	13	11938.5%	Increase in assets which meet the condition of impairment losses
Income tax expenses	1,488	2,123	-29.9%	Decrease in taxable income

Commission File Number 001-31914
3.2	Explanation and analysis of significant events and their impacts and solutions
☐ Applicable ☑ Not applicable
3.3	Implementation of undertakings by the Company, its shareholders and de facto controller
☑ Applicable ☐ Not applicable
Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.
3.4
Warnings and explanation for any significant changes in net profit or cumulative losses from the beginning of the year to the end of the next reporting period as compared to the same period of last year

☐ Applicable ☑ Not applicable
3.5	The implementation of cash dividend policy during the reporting period
☐ Applicable ☑ Not applicable
This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.
By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh
Hong Kong,
25 April 2011

Commission File Number 001-31914
4.	Appendix
4.1	Balance sheet as at 31 March 2011(unaudited)
RMB million (Unless otherwise stated)

		As at		As at
	As at	31 December	As at	31 December
	31 March 2011	2010	31 March 2011	2010
ASSETS	Group	Group	Company	Company
Assets
Cash Fund	82,566	47,839	82,265	47,530
Held-for-trading financial assets	16,465	9,693	16,359	9,607
Interest receivables	19,889	18,193	19,786	18,098
Premiums receivables	12,050	7,274	12,050	7,274
Receivables from reinsurers	26	22	26	22
Unearned premium reserves receivable from reinsurers	58	57	58	57
Claim reserves receivable from reinsurers	31	32	31	32
Reserves for life insurance receivables from reinsurers	11	13	11	13
Reserves for long-term health insurance receivables from reinsurers	705	706	705	706
Policy loans	26,159	23,977	26,159	23,977
Debt plan investments	14,180	12,566	13,990	12,376
Other receivables	9,592	3,154	9,599	3,142
Term deposits	490,385	441,585	489,017	440,217
Available-for-sale financial assets	544,433	548,121	541,250	544,744
Held-to-maturity investments	246,224	246,227	246,218	246,220
Long-term equity investments	21,254	20,892	25,119	24,757
Statutory deposits	6,153	6,153	5,653	5,653
Constructions in progress	2,314	2,080	2,314	2,080
Fixed assets	16,146	16,498	15,601	15,944
Intangible assets	3,728	3,726	3,693	3,690
Other assets	1,758	1,687	1,744	1,684
Separate account assets	79	84	79	84

Total Assets	1,514,206	1,410,579	1,511,727	1,407,907

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914
4.1	Balance sheet as at 31 March 2011 (unaudited) (continued)
RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March 2011	31 December 2010	31 March 2011	31 December 2010
LIABILITIES AND EQUITY	Group	Group	Company	Company
Liabilities
Financial assets sold under agreements to repurchase	44,260	23,065	44,000	22,660
Premiums received in advance	1,974	1,880	1,974	1,880
Brokerage and commission payable	2,672	1,944	2,672	1,944
Reinsurance payable	60	36	60	36
Salary and welfare payable	4,058	4,972	3,774	4,720
Taxes payable	1,912	412	1,879	375
Claims payable	11,439	8,275	11,439	8,275
Policyholder dividends payable	51,086	52,828	51,086	52,828
Other payable	2,412	3,265	2,518	3,248
Policyholder deposits	70,156	70,087	70,156	70,087
Unearned premium reserves	6,833	5,935	6,833	5,935
Claim reserves	3,147	3,304	3,147	3,304
Reserves for life insurance	1,074,951	1,000,483	1,074,951	1,000,483
Reserves for long-term health insurance	9,128	8,413	9,128	8,413
Deferred tax liabilities	11,250	11,776	11,307	11,828
Other liabilities	3,453	3,345	3,453	3,345
Separate account liabilities	79	84	79	84

Total liabilities	1,298,870	1,200,104	1,298,456	1,199,445

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	55,309	58,460	55,329	58,453
Surplus reserve	29,050	29,050	29,002	29,002
General reserve	13,004	13,004	13,004	13,004
Retained earnings	87,904	79,933	87,671	79,738
Exchange differences from translating foreign currency financial statement	(2)	(2)	—	—

Total equity attributable to shareholders of the Company	213,530	208,710	213,271	208,462

Minority interests	1,806	1,765	—	—

Total shareholders’ equity	215,336	210,475	213,271	208,462

Total liabilities and shareholders’ equity	1,514,206	1,410,579	1,511,727	1,407,907

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

Commission File Number 001-31914
4.2	Income statement for the first quarter of 2011 (unaudited)
RMB million (Unless otherwise stated)

	For the three months ended				For the three months ended
	31 March				31 March
	2011		2010		2011	2010
	Group		Group		Company	Company

1. Operating income		140,006		128,733	139,872	128,563
Premiums earned		122,024		109,990	122,024	109,990
Premium income		122,978		110,299	122,978	110,299
Less: Premiums ceded to reinsurers		(57)		(28)	(57)	(28)
Unearned premium reserves		(897)		(281)	(897)	(281)
Investment income		17,171		18,339	17,112	18,275
Including: share of results of associates		483		400	483	400
Fair value gains/(losses)		332		(340)	330	(338)
Foreign exchange gains/(losses)		(124)		16	(124)	16
Other operating income		603		728	530	620
2. Operating expenses		(130,501)		(116,359)	(130,501)	(116,311)
Surrenders		(8,177)		(6,090)	(8,177)	(6,090)
Claims expense		(28,038)		(14,921)	(28,038)	(14,921)
Less: claims recoverable from reinsurers		17		18	17	18
Increase in insurance contracts reserve		(75,026)		(77,868)	(75,026)	(77,868)
Less: insurance reserves recoverable from reinsurers		(3)		(13)	(3)	(13)

Policyholder dividends		(3,293)		(4,065)	(3,293)	(4,065)
Business tax and surcharges expense		(326)		(1,059)	(314)	(1,046)
Underwriting and policy acquisition costs		(8,657)		(7,491)	(8,657)	(7,491)
Administrative expenses		(4,574)		(4,141)	(4,433)	(4,013)
Less: expenses recoverable from reinsurers		4		5	4	5
Other operating expenses		(863)		(721)	(1,016)	(814)
Impairment losses		(1,565)		(13)	(1,565)	(13)

3. Operating profit		9,505		12,374	9,371	12,252

Add: Non-operating income		18		10	17	10
Less: Non-operating expenses		(13)		(9)	(12)	(9)

4. Net profit before income tax expenses		9,510		12,375	9,376	12,253

Less: Income tax expenses		(1,488)		(2,123)	(1,443)	(2,087)

5. Net profit		8,022		10,252	7,933	10,166

6. Attributable to:
- shareholders of the Company		7,971		10,214
- minority interests		51		38
7. Earnings per share
Basic earnings per share	RMB	0.28	RMB	0.36
Diluted earnings per share	RMB	0.28	RMB	0.36
8. Other Comprehensive income/(losses)		(3,161)		(3,862)	(3,124)	(3,853)

9. Total Comprehensive income		4,861		6,390	4,809	6,313

Attributable to shareholders of the Company		4,820		6,352
Attributable to minority interests		41		38

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

Commission File Number 001-31914
4.3    Cash flow statement for the first quarter of 2011 (unaudited)
RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2011	2010	2011	2010
	Group	Group	Company	Company

1. Cash flows from operating activities
Premiums received	118,235	104,730	118,235	104,730
Net increase in policyholder deposits	48	2,181	48	2,181
Net cash received from held-for-trading financial assets	—	4,714	—	4,717
Cash received from other operating activities	678	1,212	551	1,012

Sub-total of cash inflows from operating activities	118,961	112,837	118,834	112,640

Cash paid for claims	(33,057)	(19,210)	(33,057)	(19,210)
Net cash paid for reinsurance business	(17)	(5)	(17)	(5)
Cash paid for brokerage and commission fees	(7,932)	(6,781)	(7,932)	(6,781)
Cash paid for policyholder dividends	(2,515)	(1,100)	(2,515)	(1,100)
Cash paid to and for employees	(2,821)	(2,424)	(2,771)	(2,383)
Net cash paid for held-for-trading financial assets	(7,272)	—	(7,257)	—
Cash paid for taxes and surcharges	(414)	(1,852)	(354)	(1,822)
Cash paid for other operating activities	(4,171)	(2,868)	(4,127)	(2,782)

Sub-total of cash outflows from operating activities	(58,199)	(34,240)	(58,030)	(34,083)

Net cash flows from operating activities	60,762	78,597	60,804	78,557

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

Commission File Number 001-31914
4.3    Cash flow statement for the first quarter of 2011 (unaudited) (continued)
RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2011	2010	2011	2010
	Group	Group	Company	Company

2. Cash flows from investing activities
Cash received from sales and redemption of investments	44,590	114,891	43,834	112,640
Cash received from investment income	12,212	10,829	12,145	10,776
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	10	26	10	25

Sub-total of cash inflows from investing activities	56,812	125,746	55,989	123,441

Cash paid for investments	(99,782)	(129,353)	(99,152)	(128,440)
Net increase in policy loans	(2,532)	(2,264)	(2,532)	(2,264)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,558)	(474)	(1,549)	(471)
Net cash paid for financial assets purchased under agreements to resell	—	(19,190)	—	(19,190)

Sub-total of cash outflows from investing activities	(103,872)	(151,281)	(103,233)	(150,365)

Net cash flows from investing activities	(47,060)	(25,535)	(47,244)	(26,924)

3. Cash flows from financing activities
Net cash received from financial assets sold under agreements to repurchase	21,132	—	21,282	—

Sub-total of cash inflows from financing activities	21,132	—	21,282	—

Net cash paid for financial assets sold under agreements to repurchase	—	(33,605)	—	(32,861)

Sub-total of cash outflows from financing activities	—	(33,605)	—	(32,861)

Net cash flows from financing activities	21,132	(33,605)	21,282	(32,861)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(105)	(5)	(105)	(5)

5. Net increase in cash and cash equivalents	34,729	19,452	34,737	18,767

Add: Opening balance of cash and cash equivalents	47,854	36,197	47,545	35,582

6. Closing balance of cash and cash equivalents	82,583	55,649	82,282	54,349

Yang Chao Chairman	Liu Jiade Vice President in charge of	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of
	Accounting Affairs		Financial Department